Mail Room 4561

June 8, 2007

John W. Paulson
Chief Executive Officer
MakeMusic, Inc.
7615 Golden Triangle Drive, Suite M
Eden Prairie, Minnesota 55344-3848

> **Re: MakeMusic, Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed May 11, 2007**
> **File No. 333-141566**

Dear Mr. Paulson:

We have reviewed your responses and have the following comment.

<u>General</u>

1. Please refer to prior comment 2 of our letter dated April 23, 2007. Please revise the disclosure on page 2 to explain how the capital contribution resulted from the dissolution of the two entities, LEP and LEAP Holdings, and identify the persons making such contributions.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3462. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: 612-492-7077</u>
Melodie R. Rose, Esq.
Liz Dunshee, Esq.
Fredrikson & Byron, P.A.